LEVELS HEALTH INC.

FIRST AMENDMENT TO
SERIES A-1 PREFERRED STOCK PURCHASE AGREEMENT

This First Amendment (this "***Amendment***") to that certain Series A-1 Preferred Stock Purchase Agreement, made and entered into as of February 11, 2022, by and among Levels Health Inc., a Delaware corporation (the "***Company***"), and the investors listed on Exhibit A attached thereto (such persons and entities, collectively, the "***Purchasers***," and such agreement, the "***Agreement***"), is entered into as of March [__], 2024 (the "***Effective Date***"), by and between the Company and the undersigned Purchaser. Capitalized terms used herein have the meanings given to such terms in the Agreement unless the context otherwise requires.

RECITALS

A. Section 6.10 of the Agreement provides that any term of the Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Shares (such holders, the "***Requisite Holders***").

B. The Company and the undersigned Purchaser, constituting the Requisite Holders, desire to amend the Agreement as set forth herein.

AGREEMENT

In consideration of the mutual promises and covenants set forth herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties to this Amendment hereby agree that the Agreement will be amended, and the parties hereto further agree as follows:

1. **Amendment to the Agreement.**

(a) Section 1.1(a) of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**(a)** The Company shall have adopted and filed with the Secretary of State of the State of Delaware on or before the **Initial** Closing (as defined below) the Amended and Restated Certificate of Incorporation in the form of **Exhibit B** attached to this Agreement (**as the same may be amended, restated, supplemented or otherwise modified from time to time,** the "***Restated Certificate***")."

(b) Section 1.1(b) of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**(b)** Subject to the terms and conditions of this Agreement, each Purchaser, severally and not jointly, agrees to purchase at the **applicable** Closing **(as defined below)** and the Company agrees to sell and issue to each Purchaser, severally and not jointly, at the **applicable** Closing that number of shares of Series A-1 Preferred Stock, $0.00001 par value per share (the "***Series A-1 Preferred Stock***" or the "***Shares***"), set forth opposite each Purchaser's name on **Exhibit A**, at a purchase price of $10.44393 per share."

(c) Section 1.2(a) of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**(a)** The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date hereof, or

at such other time and place as the Company and the Purchasers representing a majority of the Shares to be sold at such **<u>Initial</u>** Closing mutually agree upon, orally or in writing (which time and place are designated as the "***<u>Initial</u> Closing***"). **<u>In the event there is more than one closing, the term "*Closing*" shall apply to each such closing unless otherwise specified.</u>**"

(d) Section 1.2(b) of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **<u>bold underlined text</u>**):

"**(b)** Promptly following ~~the~~**<u>each</u>** Closing, the Company shall deliver to each Purchaser an electronic certificate representing the Shares being purchased by such Purchaser at ~~the~~**<u>such</u>** Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness or other convertible securities of the Company to Purchaser, or by any combination of such methods."

(e) Section 1.2(c) of the Agreement is hereby added to the Agreement following Section 1.2(b) and reads in its entirety as follows:

"**(c)** After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, without obtaining the signature, consent or permission of any of the Purchasers, any remaining authorized but unissued shares of Series A-1 Preferred Stock (the "***Additional Shares***"), to one or more purchasers (the "***Additional Purchasers***") in additional Closings (each, an "***Additional Closing***"), *provided* that (i) such subsequent sale is consummated on or prior to June 30, 2024; and (ii) each Additional Purchaser becomes a party to the Transaction Agreements, by executing and delivering a counterpart signature page to each of the Transaction Agreements. **Exhibit A** to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares."

(f) Section 1.4(y) of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **<u>bold underlined text</u>**):

"**(y)** "***Voting Agreement***" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the **<u>Initial</u>** Closing, in the form of **Exhibit D** attached to this Agreement.

(g) The first paragraph of Section 2 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **<u>bold underlined text</u>**):

"**2. Representations and Warranties of the Company**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as **Exhibit C** to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the **<u>Initial</u>** Closing. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this **Section 2**, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this **Section 2** only to the extent it is reasonably apparent from a reading of the disclosure that

such disclosure is applicable to such other sections and subsections. Agreement."

(h) Section 2.8(f) of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**(f)** **Section 2.8(f)** of the Disclosure Schedule lists all publicly available Company Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority and is owned by, registered or filed in the name of, the Company."

(i) Clause (i) of Section 2.10(a) of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"(i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000"

(j) The first paragraph of Section 4 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**4.** **CONDITIONS TO THE PURCHASERS' OBLIGATIONS AT CLOSING**. The obligations of each Purchaser to purchase Shares at the **Initial** Closing **or any Additional Closing** are subject to the fulfillment, on or before the **applicable** Closing, of each of the following conditions, unless otherwise waived provided that upon the consummation of the **applicable** Closing all such conditions shall be deemed waived in writing:**"**

(k) Section 4.1 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**4.1** **Representations and Warranties**. The representations and warranties of the Company contained in **Section 2** shall be true and correct in all material respects as of the **Initial** Closing."

(l) Section 4.2 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**4.2** **Performance**. The Company shall have performed and complied with all material covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the **applicable** Closing."

(m) Section 4.3 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**4.3** **Qualifications**. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the **applicable** Closing."

(n) Section 4.5 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**4.5 Restated Certificate**. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the **Initial** Closing, which shall continue to be in full force and effect as of the **applicable** Closing."

(o) Section 4.6 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**4.6 Proceedings and Documents**. All corporate and other proceedings in connection with the transactions contemplated at the **applicable** Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates."

(p) The first paragraph of Section 5 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**5. CONDITIONS OF THE COMPANY'S OBLIGATIONS AT CLOSING**. The obligations of the Company to sell Shares to the Purchasers at the **Initial Closing or any Additional** Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:"

(q) Section 5.1 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**5.1 Representations and Warranties**. The representations and warranties of each Purchaser contained in **Section 3** shall be true and correct in all material respects as of the **applicable** Closing:"

(r) Section 5.2 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**5.2 Performance**. The Purchasers shall have performed and complied with all material covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the **applicable** Closing."

(s) Section 5.3 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**5.3 Qualifications**. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the **applicable** Closing."

(t) Section 5.4 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**5.4 Restated Certificate**. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the

Initial Closing, which shall continue to be in full force and effect as of the **applicable** Closing."

(u) Section 5.5 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**5.5 Proceedings and Documents**. All corporate and other proceedings in connection with the transactions contemplated at the **applicable** Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and its counsel, and the Company (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested."

(v) Section 6.1 of the Agreement is hereby amended and restated in its entirety as follows (deleted language in ~~strikethrough text~~; new language in **bold underlined text**):

"**6.1 Survival of Warranties**. Unless otherwise set forth in this Agreement, ~~the representations and warranties of the Company shall survive the Closing until the date that is twelve (12) months following the date of Closing~~ **the representations and warranties of the Company shall survive for the benefit of each Purchaser until the date of the applicable Closing and shall cease to survive immediately after the date of such applicable Closing** and the representations and warranties of the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company."

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Bringdown Disclosure Schedule attached as **Exhibit A** to this Amendment, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the representations set forth in Section 2 of the Agreement, as amended by this Amendment, are true and complete as of the Effective Date, except as otherwise indicated.

3. **Miscellaneous.**

(a) **Governing Law.** This Amendment shall be governed by the internal laws of the State of Delaware, without regard to conflict of laws principles that would result in the application of any law other than the law of the State of Delaware.

(b) **Counterparts.** This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(c) **Effect of Amendment.** The Agreement, as amended by this Amendment, will remain in full force and effect. All references to the Agreement in the Agreement or in the Transaction Agreements means the Agreement as amended by this Amendment.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties have executed this First Amendment to Series A-1 Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

LEVELS HEALTH INC.

By: ______________________________________

Name: Samuel Corcos

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this First Amendment to Series A-1 Preferred Stock Purchase Agreement as of the date first written above.

PURCHASER:

LEVELS HEALTH INC I, A SERIES OF WEFUNDER SPV, LLC

By: Wefunder Admin, LLC
Its: Manager

By: ____
Name: Nicholas Tommarello
Title: Chief Executive Officer

Exhibit A

BRINGDOWN DISCLOSURE SCHEDULE

This Bringdown Disclosure Schedule (this "***Bringdown Disclosure Schedule***") is delivered by Levels Health Inc., a Delaware corporation (the "***Company***"), in connection with the sale of Additional Shares pursuant to that certain Series A-1 Preferred Stock Purchase Agreement, dated as of February 11, 2022, by and among the Company and the investors listed on Exhibit A attached thereto (as amended, the "***Agreement***"). All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement, unless otherwise provided.

Nothing in this Bringdown Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant. Inclusion of any item in this Bringdown Disclosure Schedule (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, (3) does not represent a determination that the transactions contemplated by the Agreement require the consent of third parties, and (4) shall not constitute, or be deemed to be, an admission to any third party concerning such item.

This Bringdown Disclosure Schedule includes brief descriptions or summaries of certain agreements and instruments, copies of which have been provided to the Investors or are available upon reasonable request. Such descriptions do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described. The non-numerical headings in this Bringdown Disclosure Schedule are for convenience only and shall not control or affect the meaning of any part of this Bringdown Disclosure Schedule. This Bringdown Disclosure Schedule has been intentionally prepared with appropriate safeguards to prevent the exchange of competitively sensitive information.

2.2 Capitalization

(a)

The authorized capital of the Company consists, immediately prior to the First Amendment Date (unless otherwise noted), of:

(i) 32,076,021 shares of Common Stock, 11,121,631 shares of which are issued and outstanding immediately prior to the First Amendment Date. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii) 14,167,979 shares of Preferred Stock, of which (A) 5,103,277 shares have been designated Series Seed-1 Preferred Stock, of which 5,038,430 shares are issued and outstanding immediately prior to the First Amendment Date, (B) 2,483,357 shares have been designated Series Seed-2 Preferred Stock, all of which are issued and outstanding immediately prior to the First Amendment Date, (C) 385,475 shares have been designated Series Seed-3 Preferred Stock, all of which are issued and outstanding immediately prior to the First Amendment Date, (D) 573,400 shares have been designated Series Seed-4 Preferred Stock, all of which are issued and outstanding immediately prior to the First Amendment Date, (E) 265,016 shares have been designated Series Seed-5 Preferred Stock, all of which are issued and outstanding immediately prior to the First Amendment Date, (F) 357,771 shares have been designated Series Seed-6 Preferred Stock, all of which are issued and outstanding immediately prior to the First Amendment Date, (G) 4,308,720 shares have been designated Series A-1 Preferred Stock, 3,074,989 shares of which are issued and outstanding immediately prior to the First Amendment Date, (H) 571,143 shares have been designated Series A-2 Preferred Stock, of which 488,825 shares are issued and outstanding immediately prior to the First Amendment Date and (I) 119,820 shares have been designated Series A-3 Preferred Stock, all of which are issued and outstanding immediately prior to the First Amendment Date. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law. Upon the First Amendment Date, each outstanding share of Preferred Stock will initially be convertible into one (1) share of Common Stock.

(b)

The Company has reserved 6,003,292 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2019 Equity Incentive Plan and 2020 Equity Incentive Plan duly adopted by the Board and approved by the Company stockholders (together, "**Prior Stock Plans**"). As of immediately prior to the First Amendment Date, of such reserved shares of Common Stock, options to purchase 22,500 shares have been granted and are outstanding, 4,093,529 shares have been issued pursuant to restricted stock purchase agreements or the exercise of options, and no shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Prior Stock Plans. The Company has reserved 4,161,556 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2021 Equity Incentive Plan duly adopted by the Board and approved by the Company stockholders (the "**2021 Plan**" and together with the Prior Stock Plans, the "**Plans**"). As of immediately prior to the First Amendment Date, of such reserved shares of Common Stock, 10,165 shares have been issued upon the exercise of options and are outstanding, 3,054,533 options to purchase shares have been granted and are currently outstanding, 6,450 shares have been issued pursuant to restricted stock purchase agreements or the exercise of options, and 1,090,408 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the 2021 Plan.

Plain English Warrant Agreement, dated September 3, 2021, by and between the Company and TriplePoint Private Venture Credit Inc., pursuant to which a warrant to purchase 47,162 shares of Series Seed-1 Preferred Stock of the Company has been issued.

Plain English Warrant Agreement, dated September 3, 2021, by and between the Company and TriplePoint Capital LLC, pursuant to which a warrant to purchase 5,895 shares of Series Seed-1 Preferred Stock of the Company has been issued.

Plain English Warrant Agreement, dated September 3, 2021, by and between the Company and TriplePoint Venture Lending Fund, LLC, pursuant to which a warrant to purchase 11,790 shares of Series Seed-1 Preferred Stock of the Company has been issued.

(d)

Except for certain options to purchase Common Stock represented by certificates ES-057 and ES-180 that were granted to Jason Shu and Adam Tilton, respectively, all equity issued to current or former employees that are subject to vesting contain a provision for acceleration if there is a Change in Control (as defined in the 2021 Plan) and if, during the period of time commencing thirty (30) days prior to the execution of a definitive agreement providing for the consummation of such Change in Control and ending on the first anniversary of the consummation of such Change in Control, the equityholder's employment by the Company is terminated by the Company, other than for Cause (as defined in the 2021 Plan), or is terminated by such equityholder for Good Reason (as defined in the 2021 Plan), then, effective immediately prior to the effective date of such termination, in addition to shares already vested as of the termination date, the vesting of an additional 50% of the unvested shall accelerate and become vested, subject to such equityholder having (i) returned all Company property in such equityholder's possession, and (ii) executed a general release of all claims that such equityholder may have against the Company or persons affiliated with the Company.

On October 20, 2022, the Company conducted an option repricing, which decreased the exercise price of certain options granted to the employees of the Company outstanding under the 2021 Plan from $2.55 per share to $1.77 per share in light of the reduction in the fair market value of the Common Stock as determined pursuant to Section 409A of the Code.

2.3 Subsidiaries

Levels Health UK Limited is a wholly-owned subsidiary of the Company.

2.8 Intellectual Property

(c)

The employment agreement between the Company and a key employee requires that, in the event a certain form of highly dilutive stock sale occurs, the Company will, in its sole discretion, either (i) assign said employee certain intellectual property rights, (ii) make a cash payment to said employee, (iii) issue said employee an equity true-up grant, or (iv) grant said employee a royalties entitlement.

(e)

The Company provides some, but not all, employees with electronic equipment, including laptops and mobile devices. Employees are permitted to use their personal devices, such as computer, mobile phone and tablet, to perform their services for the Company.

(f)

Trademarks

Country	Mark	Classes	Application / Registration No.	Registration Date	Renewal Date / Additional Requirements	Status
United Kingdom	LEVELS	9, 42, 45	UK00003597132	Feb 18, 2022	@February 18, 2031	Registered
United States	LEVELS	9, 42, 44	6,834,599	August 30, 2022	Earliest date §8 can be filed: @August 30, 2027	Registered
Canada	LEVELS	9, 42, 44	2085894			Awaiting Examination

2.10 Agreements; Actions

(a)(i)

1. Agreement by and between the Company and Revel Digital Collective, Inc., dated as of March 3, 2022

2. Agreement by and between the Company and Otonomee Customer Management Limited, dated as of December 12, 2022

3. Agreement by and between the Company and Geniusee Inc, dated as of October 19, 2022

4. Agreement by and between the Company and Athena Labs LLC, dated as of September 3, 2021.

5. Pursuant to the terms of services with Wefunder, Inc. ("**Wefunder**"), Wefunder will be entitled to 5% of the Company's proceeds from the sale of the Shares.